Baudax Bio, Inc.

490 Lapp Rd.

Malvern, Pennsylvania 19355

December 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baudax Bio, Inc.

Registration Statement on Form S-3

Filed December 6, 2019 (File No. 333-235408)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baudax Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-235408) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on December 16, 2019, or as soon as thereafter as is practicable.

Please contact Rachael M. Bushey, Esq. of Pepper Hamilton LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

BAUDAX BIO, INC.

By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

Baudax Bio, Inc. — Acceleration Letter